ANDERSON MŌRI
IZUMI GARDEN TOWER, 6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
URL: http://www.andersonmori.com

BEIJING OFFICE
BEIJING FORTUNE BLDG., RM. 709
NO.5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

Writer: Hirohito Akagami
Direct Tel: [81]-[3]-6888-1044
Direct Fax: [81]-[3]-6888-3044
e-mail: Hirohito.Akagami@andersonmori.com

[redacted]

Our Ref: 5871-A-1

November 6, 2003

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, DC 20549
U. S. A.

Re: FANCL CORPORATION
(FILE NO. 82-5032)
Rule 12g3-2(b) Exemption

Dear : Sirs:

We are writing on behalf of FANCL CORPORATION which filed an exemption application for its shares based upon Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, which application was received by you on November 15, 1999. We enclose herewith the following documents required to be provided by FANCL CORPORATION thereunder:

1. Brief description of the press release dated October 27, 2003 regarding the amendments to the estimates for the financial results for the year ending March 31, 2004.

2. Summary translation of the notice to shareholders dated November 5, 2003 in connection with interim dividend for the six month period ended September 30, 2003.

11/10

Should you have any questions, please do not hesitate to let us know.

Very truly yours,

ANDERSON MORI

By: ______________________
Hirohito Akagami

HA/SD:mio
Encls.

1. Brief description of the press release dated October 27, 2003 regarding the amendments to the estimates for the financial results for the year ending March 31, 2004.

Press release dated October 27, 2003 regarding the amendments to the estimates for the non-consolidated financial results of the year ending March 31, 2004 (interim and annual) contained in the press release dated April 24, 2003 concerning the financial results for the year ended March 31, 2003, and to the estimates for the consolidated financial results of the year ending March 31, 2004 (interim and annual) contained in the press release dated July 31, 2003 concerning the quarterly financial results for the three months ended June 30, 2003.

2. **Summary translation of the notice to shareholders dated November 5, 2003 in connection with interim dividend for the six month period ended September 30, 2003.**

Notice is hereby given that shareholders or beneficial shareholders of record in the register of shareholders or, as the case may be, beneficial shareholders of the Company as of the closing on September 30, 2003 may be entitled to payments of interim dividend.